

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's U.S.$20,000,000
Step-up Fixed Rate Callable Notes due 27 September 2018
Series No. 809-00-2

Filed pursuant to Rule 3 of Regulation AD
Dated: 27 March 2015

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of U.S.$20,000,000 principal amount of Step-up Fixed Rate Callable Notes due 27 September 2018 (Series No. 809-00-2) (the "Notes") of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program").

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated 28 April 2011 (the "Prospectus"), previously filed under a report of the ADB dated 4 May 2011, and in the Pricing Supplement relating to the Notes dated 25 March 2015 (the "Pricing Supplement"), which was filed previously under a report of the ADB dated 25 March 2015. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 30 April 2014, was filed under a report of the ADB dated 30 April 2014.

The global agent of the ADB with respect to the Notes is Citibank, N.A., Citigroup Centre, Canary Wharf, London E14 5LB, United Kingdom.

Item 2. Distribution of Obligations

See the Prospectus, pages 59 to 62 and the Pricing Supplement.

As of 25 March 2015, the ADB entered into a Terms Agreement, which was previously filed under a report of the ADB dated 25 March 2015, with Morgan Stanley & Co. LLC (the "Manager"), pursuant to which the ADB has agreed to issue, and the Manager has agreed to purchase, a principal amount of the Notes aggregating U.S.$20,000,000 for an issue price of 100.00%. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to

prior sale. It is expected that the delivery of the Notes will be made on or about 27 March 2015.

The Manager proposes to offer all the Notes to the public at the public offering price of 100.00%.

Item 3. Distribution Spread

See the Pricing Supplement, pages 3 and 8, and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	100.00%	0.00%	100.00%
Total	U.S.$20,000,000	U.S.$ 0	U.S.$20,000,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees...	$20,000*

* Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Prospectus, page 5.

Item 7. Exhibits

(a) (i) Prospectus relating to the Global-Medium Term Note Program dated 28 April 2011, previously filed under a report of the ADB dated 4 May 2011.

(ii) Pricing Supplement dated 25 March 2015, previously filed under a report of the ADB dated 25 March 2015.

(b) Copy of an opinion of counsel as to the legality of the Notes.

(c) (i) Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of 28 April 2011, previously filed under a report of the ADB dated 4 May 2011.

(ii) Terms Agreement dated 25 March 2015, previously filed under a report of the ADB dated 25 March 2015.

(d) (i) Information Statement dated 30 April 2014, previously filed under a report of the ADB dated 30 April 2014.

(ii) Prospectus and Pricing Supplement (see (a) above).



27 March 2015

Morgan Stanley & Co. LLC (the "Manager")
1585 Broadway
New York, New York 10036
United States

Ladies and Gentlemen,

ASIAN DEVELOPMENT BANK
Series No.: 809-00-2
U.S.$20,000,000 Step-up Fixed Rate Callable Notes due 27 September 2018 (the "Notes")
Issued Under the Global Medium-Term Note Program (the "Program")

I have participated in the proceedings of the Asian Development Bank ("ADB") to authorize the issue and sale of the captioned Notes issued under the Program. In that connection, I have examined, among other things, the following:

(a) the Agreement Establishing the Asian Development Bank (the "Charter") and the By-Laws of ADB;

(b) a letter dated 26 June 2001 from the Department of the Treasury of the United States to the Treasurer of ADB, confirming that the Government of the United States of America has given all approvals required from such Government pursuant to Article 21 of the Charter for the purposes of the Notes;

(c) the resolution adopted by the Board of Directors of ADB on 11 December 2014 (the "Resolution"), authorizing the issue and sale of the Notes pursuant to various determinations of the President, a Vice President or the Treasurer of ADB;

(d) the memorandum of the Treasurer of ADB dated 25 March 2015 setting forth his determinations as required under the Resolution for the issue and sale of the Notes;

(e) the Borrowing Regulation of ADB dated 9 December 2008;

(f) the Terms Agreement between ADB and the Manager dated 25 March 2015 (the "Terms Agreement") relating to the issue and sale of the Notes; and

(g) the Pricing Supplement dated 25 March 2015 (the "Pricing Supplement") relating to the issue and sale of the Notes.

ASIAN DEVELOPMENT BANK
6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines
Tel +63 2 632 4444
Fax +63 2 636 2444

Based on my examination and review of the documents described above and such other documents and matters as are in my judgment necessary for the purposes of this opinion, I am of the opinion that:

(A) ADB has obtained all governmental approvals required pursuant to the Charter in connection with the offering, issue and sale of the Notes.

(B) The creation, issue, sale and delivery of the Notes have been duly authorized. When the Notes have been duly issued and delivered in book-entry form, or duly executed, authenticated, issued and delivered with respect to Notes in definitive form, and have been paid for, the Notes will constitute valid, binding and enforceable obligations of ADB in accordance with their terms.

(C) The Terms Agreement and the Pricing Supplement have each been duly authorized, executed and delivered by ADB and (assuming due authorization, execution and delivery by the Manager of the Terms Agreement) each constitutes a valid, binding and enforceable agreement of ADB.

This opinion is limited to matters of public international law, including without limitation the Charter, the By-Laws of ADB, the Rules of Procedure of the Board of Governors of ADB and the Rules of Procedure of the Board of Directors of ADB. No opinion is expressed herein, or should be deemed to be implied hereby, in respect of the laws of any national jurisdiction. To the extent that any opinion is expressed herein as to the validity and binding effect of any agreement or instrument executed by ADB which by its terms is governed by national law, such opinion as to matters of public international law is given upon the assumption of the validity and binding effect of such agreement or instrument under such national law.

Very truly yours,



CHRISTOPHER STEPHENS
General Counsel